Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hooker Furniture Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-128942) on Form S-8 of Hooker Furniture Company of our reports dated April 19, 2019, with respect to the consolidated balance sheets of Hooker Furniture Corporation as of February 3, 2019 and January 28, 2018, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended February 3, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of February 3, 2019, which reports appear in the February 3, 2019 annual report on Form 10-K of Hooker Furniture Company.

/s/ KPMG LLP

Raleigh, North Carolina
April 19, 2019